
United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

February 25, 2016
Date of report *(date of earliest event reported)*


Commission File No.	Name of Registrant, State of Incorporation, Address of Principal Executive Offices, and Telephone No.	IRS Employer Identification No.
000-49965	**MGE Energy, Inc.** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53788 (608) 252-7000 mgeenergy.com	39-2040501
000-1125	**Madison Gas and Electric Company** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53788 (608) 252-7000 mge.com	39-0444025

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.

On February 25, 2016, MGE Energy, Inc. (the Company) issued a press release announcing its fourth-quarter 2015 earnings. The Company is furnishing a copy of that press release as Exhibit 99.1 to this report.

This combined Form 8-K is being furnished separately by the Company and Madison Gas and Electric Company. Information contained herein relating to any individual registrant has been furnished by such registrant on its own behalf. Neither registrant makes any representation as to information relating to the other registrant.

Item 9.01. Financial Statements and Exhibits.

(a)   Financial statements of businesses acquired: None
(b)   Pro forma financial information: None
(c)   Shell company transactions: None
(d)   Exhibits.

Exhibit No.	Description
99.1	Press release of MGE Energy, Inc., issued on February 25, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned hereunto duly authorized.

MGE Energy, Inc.
Madison Gas and Electric Company
(Registrants)

Date: February 25, 2016

/s/ Jeffrey C. Newman

Jeffrey C. Newman
Senior Vice President, Chief Financial Officer,
Secretary and Treasurer

MGE Energy, Inc.
Madison Gas and Electric Company

Exhibit Index to Form 8-K
Dated February 25, 2016

Exhibit No.	Description
99.1	Press release of MGE Energy, Inc., issued on February 25, 2016.

EXHIBIT 99.1

News

MGE Energy Reports Fourth-Quarter Earnings

Madison, Wis., Feb. 25, 2016—MGE Energy, Inc. (Nasdaq: MGEE) today reported earnings for the three months ended Dec. 31, 2015, of $11.2 million, or 32 cents per share, compared to $15.2 million, or 44 cents per share, for the same period in the prior year. MGE Energy reported earnings for the twelve months ended Dec. 31, 2015, of $71.3 million, or $2.06 per share, compared to $80.3 million, or $2.32 per share, for the same period in the prior year.

During the three months ended Dec. 31, 2015, gas net income decreased from the same period in 2014 due to a 28.1% decrease in gas retail sales. This reflects lower customer demand resulting from the warmer-than-normal weather experienced in 2015. December 2015 was the second warmest on record in Madison, Wis. The average temperature in December was 35.3 degrees compared to 28.6 degrees in the prior year. Normal average temperature in December is 24.6 degrees.

For the twelve months ended Dec. 31, 2015, earnings decreased $9.0 million compared to the same period in the prior year. Gas net income decreased due to a 27.0% decrease in gas retail sales. In 2014, customer demand was higher due to extremely cold weather experienced. The average temperature in January 2015 was 20.1 degrees compared to 11.5 degrees in the prior year. Normal average temperature in January is 19.6 degrees. As noted above, the warmer weather in December 2015 contributed to the decrease in customer demand for natural gas. Electric net income was also lower in part due to lower customer demand.

Also contributing to the decline in net income for 2015 was lower allowance for funds used during construction and higher depreciation expense primarily related to the construction for the environmental controls at the Columbia Energy Center in 2014. The Columbia units were placed in-service in April and July 2014.

About MGE Energy
MGE Energy is a public utility holding company. Its principal subsidiary, Madison Gas and Electric, generates and distributes electricity to 146,000 customers in Dane County, Wis., and purchases and distributes natural gas to 152,000 customers in seven south-central and western Wisconsin counties. MGE's roots in the Madison area date back more than 150 years.

MGE Energy, Inc.
(In thousands, except per share amounts)
(Unaudited)

Three Months Ended December 31,	2015	2014
Operating revenue	$130,973	$145,707
Operating income	$22,178	$29,566
Net income	$11,232	$15,186
Earnings per share (basic and diluted)	$0.32	$0.44
Weighted average shares outstanding (basic and diluted)	34,668	34,668

Twelve Months Ended December 31,	2015	2014
Operating revenue	$564,028	$619,852
Operating income	$124,255	$138,098
Net income	$71,343	$80,319
Earnings per share (basic and diluted)	$2.06	$2.32
Weighted average shares outstanding (basic and diluted)	34,668	34,668

Contact
Dana Brueck
Corporate Communications Manager
608-252-7282